Filed pursuant to Rule 424(b)(7)
SEC File No. 333-168030
PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus dated July 8, 2010)
2,776,599 Shares
BioMed Realty Trust, Inc.
Common Stock
Issuable upon Exchange of BioMed Realty, L.P. 3.75% Exchangeable Senior Notes due 2030

This prospectus supplement no. 3 supplements and amends the prospectus dated July 8, 2010 relating to the resale from time to time by certain selling stockholders of shares of our common stock that may be issued upon the exchange of BioMed Realty, L.P.’s 3.75% Exchangeable Senior Notes due 2030.
You should read this prospectus supplement no. 3 in conjunction with the prospectus. This prospectus supplement no. 3 is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to it. This prospectus supplement no. 3 is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement no. 3 supersedes information contained in the prospectus.
Selling stockholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to the prospectus and any accompanying prospectus supplement any or all of the shares of our common stock which we may issue upon the exchange of the notes.
The following table sets forth information, as of January 20, 2011, with respect to the selling stockholders and the number of shares of our common stock that would become beneficially owned by each stockholder should we issue our common stock to such selling stockholder that may be offered pursuant to this prospectus upon the exchange of the notes. The information is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the shares of our common stock which we may issue upon the exchange of the notes. Because the selling stockholders may offer all or some portion of such shares of our common stock, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of any of these sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or shares of our common stock since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
The number of shares of our common stock issuable upon the exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling stockholder at an assumed exchange rate of 66.0938 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional share. This exchange rate is subject to adjustment in certain events. Accordingly, the number of shares of our common stock issued upon the exchange of the notes may increase or decrease from time to time. The number of shares of our common stock owned by the other selling stockholders or any future transferee from any such holder assumes that they do not beneficially own any shares of common stock other than the common stock that we may issue to them upon the exchange of the notes.
Based upon information provided by the selling stockholders, none of the selling stockholders identified below nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years.
To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretations of the staff of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act of 1933, as amended.

	Number of
	Shares	Percentage of		Number of	Percentage of
	Beneficially	Shares		Shares	Shares
	Owned	Beneficially	Number of	Beneficially	Beneficially
	Prior to the	Owned Prior to	Shares Offered	Owned After	Owned After the
Name	Offering	The Offering(1)	Hereby	the Offering(2)	Offering(1)(2)
Basso Global Arb Holding Fund Ltd.(3)	146,067	*	146,067	—	*
Basso Holdings Ltd.(3)	713,152	*	713,152	—
CSS, LLC(4)	744,216	*	744,216	—	*
Daiwa Capital Markets America Inc.(5)	330,469	*	330,469	—
HBK Master Fund L.P.(6)	446,133	*	446,133	—	*
Inflective Convertible Opportunity Fund I, L.P.(7)	132,187	*	132,187	—	*
Inflective Convertible Opportunity Fund I, Limited(7)	264,375	*	264,375	—	*
Total	2,776,599	2.1%	2,776,599	—	*
*	Less than 1%.

(1)	Based on a total of 131,292,931 shares of our common stock outstanding as of January 20, 2011.

(2)	Assumes the selling stockholder sells all of its shares of our common stock offered pursuant to this prospectus.

(3)	Basso Capital Management, L.P. is the investment manager to each of Basso Global Arb Holding Fund Ltd. and Basso Holdings Ltd. Howard Fischer is a managing member of Basso GP LLC, the general partner of Basso Capital Management, L.P. Mr. Fischer has ultimate responsibility for trading with respect to securities held by Basso Global Arb Holding Fund Ltd. and Basso Holdings Ltd.

(4)	Nicholas D. Schoewe and Clayton A. Struve share the power to direct the voting and disposition of the securities held by CSS, LLC, a registered broker-dealer.

(5)	Daiwa Capital Markets America Inc., a registered broker-dealer, is a direct wholly-owned subsidiary of Daiwa Capital Markets Holdings Inc., which in turn is a direct wholly-owned subsidiary of Daiwa Securities Capital Markets Co., Ltd., which in turn is a 99.97% direct-owned subsidiary of Daiwa Securities Group Inc., a publicly traded entity.

(6)	HBK Investments L.P., a Delaware limited partnership, has shared voting and dispositive power over the securities held by HBK Master Fund L.P. pursuant to an Investment Management Agreement between HPK Investments L.P. and HBK Master Fund L.P. HPK Investments L.P. has delegated discretion to vote and dispose of the securities held by HBK Master Fund L.P. to HBK Services LLC. The following individuals may be deemed to have control over HBK Investments L.P.: Jamiel A. Akhtar, Richard L. Booth, David C. Haley and William E. Rose. HBK Master Fund L.P. is an affiliate of a registered broker-dealer.

(7)	Thomas J. Ray, Chief Investment Officer of Inflective Asset Management LLC, exercises voting power and investment control over the securities beneficially owned by each of Inflective Convertible Opportunity Fund I, L.P. and Inflective Convertible Opportunity Fund I, Limited. Each of Inflective Convertible Opportunity Fund I, L.P. and Inflective Convertible Opportunity Fund I, Limited is an affiliate of a registered broker-dealer.
You should consider the risks that we have described in “Risk Factors” beginning on page 1 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus or this prospectus supplement no. 3. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement no. 3 is January 20, 2011.

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